[PILLSBURY WINTHROP SHAW PITTMAN LLP LETTERHEAD]

June 7, 2005

By EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Mail Stop 03-06

Attention:	Martin F. James Praveen Kartholy

Re:	ReGen Biologics, Inc. Form 10-K for the year ended December 31, 2004 Filed March 28, 2005 File No. 000-20805

Ladies and Gentlemen:

     On behalf of our client, ReGen Biologics, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated May 31, 2005 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2004, as filed March 28, 2005.

     For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter.

     The following are the Company’s responses to the Staff’s comments.

Form 10-K for the year ended December 31, 2004

Financial Statements

Income Statement, page 50

     1. In response to the Staff’s comment, the Company will revise future filings to fully comply with Rule 5-03 of Regulation SX by making the presentation of compensation expense associated with stock options and warrants based on the type of expense rather than the method of payment, and will include such amounts in the appropriate category of expenses.

Securities and Exchange Commission
June 7, 2005

Item 9A—Controls and Procedures, page 85

     2. In response to the Staff’s comment, the Company will revise future filings to state in clear and unqualified language the conclusions reached by the Company’s chief executive officer and the chief financial officer on the effectiveness of the Company’s controls and procedures.

     As requested by the Staff, the following acknowledgements are provided on behalf of the Company:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions or require additional information, please do not hesitate to contact me at (703) 770-7996. Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Alicia Prather

Alicia A. Prather

cc: Brion D. Umidi
      Jeffrey B. Grill